SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 26 June 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 15 June 2026
99.2	Transaction in Own Shares dated 16 June 2026
99.3	Transaction in Own Shares dated 17 June 2026
99.4	Transaction in Own Shares dated 18 June 2026
99.5	Transaction in Own Shares dated 19 June 2026
99.6	Transaction in Own Shares dated 22 June 2026
99.7	Transaction in Own Shares dated 23 June 2026
99.8	Transaction in Own Shares dated 24 June 2026
99.9	Transaction in Own Shares dated 25 June 2026
99.10	Transaction in Own Shares dated 26 June 2026

Exhibit No: 99.1

15 June 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 12 June 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	12 June 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 164.0000

Highest price paid per share:	$ 167.0000

Average price paid per share:	$ 165.3016

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,343,876 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1971I_1-2026-6-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

16 June 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 15 June 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	15 June 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 167.0500

Highest price paid per share:	$ 169.8000

Average price paid per share:	$ 168.3849

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,323,876 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3813I_1-2026-6-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

17 June 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 16 June 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	16 June 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 168.3000

Highest price paid per share:	$ 170.3500

Average price paid per share:	$ 169.4210

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,303,876 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5602I_1-2026-6-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

18 June 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 17 June 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	17 June 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 168.7500

Highest price paid per share:	$ 172.1500

Average price paid per share:	$ 170.9171

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,283,876 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7380I_1-2026-6-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

19 June 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 18 June 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	18 June 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 169.9500

Highest price paid per share:	$ 172.1500

Average price paid per share:	$ 171.1180

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,263,876 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9167I_1-2026-6-18.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

22 June 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 19 June 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	19 June 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 168.2000

Highest price paid per share:	$ 170.8500

Average price paid per share:	$ 169.5030

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,243,876 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1025J_1-2026-6-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

23 June 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 22 June 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	22 June 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 168.7000

Highest price paid per share:	$ 171.1500

Average price paid per share:	$ 170.1432

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,223,876 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2863J_1-2026-6-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

24 June 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 23 June 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	23 June 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 167.7000

Highest price paid per share:	$ 171.8500

Average price paid per share:	$ 169.9353

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,203,876 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4673J_1-2026-6-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.9

25 June 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 24 June 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	24 June 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 169.7500

Highest price paid per share:	$ 174.5000

Average price paid per share:	$ 172.5797

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,183,876 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6517J_1-2026-6-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.10

26 June 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 25 June 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	25 June 2026

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	$ 172.0500

Highest price paid per share:	$ 175.6500

Average price paid per share:	$ 174.4244

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 149,163,876 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8511J_1-2026-6-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	26 June 2026